Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 19 DATED MARCH 17, 2023
TO THE PROSPECTUS DATED APRIL 7, 2022
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 7, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of April 1, 2023;
•to disclose the calculation of our February 28, 2023 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
For the month ended February 28, 2023, the Company’s Class I NAV per share decreased 0.47% from $31.25 as of January 31, 2023 to $31.10 as of February 28, 2023.1 This change was primarily due to negative property-level valuation adjustments, which were partially offset by positive mark-to-market activity on hedging instruments and fixed-rate liabilities. The macro story around inflation and rates, and more recently the health of the banking system, continues to be the dominant factor for valuations, whereas property fundamentals remain intact.

In light of current news, specifically regarding Silicon Valley Bank, Silvergate Bank and Signature Bank, we are providing an update on our exposure to these banks.

We have no direct exposure to Silicon Valley Bank or Silvergate Bank, and a modest exposure to Signature Bank consisting of a property cash account with less than $400,000 of funds (0.06% of our NAV) as of February 28, 2023. We have full access to these funds and are taking steps to mitigate risk.

Our Adviser and its affiliates use a formal bank monitoring program to seek to ensure a comprehensive and disciplined approach for the selection and ongoing monitoring of the financial institutions with whom funds and companies managed by our Adviser and its affiliates, such as the Company, do business. All financial institutions must be initially approved by our Adviser's bank monitoring group and are subject to ongoing monitoring. We and our Adviser will continue to monitor these, as well as other financial institutions that have experienced volatility over the past few days, and take the appropriate actions as necessary.

While there is the potential for additional unexpected ramifications in the banking sector, we currently do not expect any materially adverse ramifications to the Company, its capitalization or performance. Furthermore, we expect this dislocation will create compelling opportunities, which we hope to capture for the benefit of our stockholders.
1 Our Class T NAV per share decreased from $31.11 to $30.96; Class S NAV per share decreased from $31.09 to $30.93; Class D NAV per share decreased from $31.08 to $30.93; and Class E NAV per share decreased from $32.40 to $32.29.

April 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2023 (and repurchases as of March 31, 2023) is as follows:

Transaction Price (per share)
Class T	$30.9648
Class S	$30.9336
Class D	$30.9308
Class I	$31.1004
Class E	$32.2862
The April 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
February 28, 2023 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued quarterly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2023.
Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of February 28, 2023:

$ in thousands, except share data
Components of NAV	February 28, 2023
Investments in real estate	$877,801
Investments in unconsolidated entities	151,055
Investments in real estate-related securities	29,249
Investment in commercial loan	34,807
Investment in affiliated fund	30,104
Cash and cash equivalents	22,167
Restricted cash	9,111
Other assets	12,602
Mortgage notes, revolving credit facility and financing obligation, net	(447,899)
Subscriptions received in advance	(5,040)
Other liabilities	(22,029)
Management fee payable	(257)
Accrued stockholder servicing fees	(5)
Non-controlling interests in joint-ventures	(40,287)
Net asset value	$651,379
Number of outstanding shares/units	20,603,913

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2023:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$15,524	$10,884	$19,350	$122,412	$46,410	$429,427	$7,372	$651,379
Number of outstanding shares/units	501,347	351,856	625,574	3,936,022	1,437,457	13,523,324	228,333	20,603,913
NAV Per Share/Unit as of February 28, 2023	$30.9648	$30.9336	$30.9308	$31.1004	$32.2862	$31.7545	$32.2862
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.6%	5.6%
Office	7.5%	6.5%
Multifamily	6.7%	5.1%
Industrial	6.6%	5.4%
Self-Storage	7.6%	5.6%
Retail	8.3%	7.3%
Student Housing	6.9%	5.3%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	2.0%	1.9%	2.0%	2.0%	1.9%	1.8%	1.9%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(2.0)%	(1.8)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	3.0%	2.4%	3.4%	3.2%	2.8%	1.9%	3.0%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.7)%	(2.2)%	(3.0)%	(2.9)%	(2.6)%	(1.8)%	(2.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of March 10, 2023, we have issued and sold in our public offering (1) 4,186,233 shares of our common stock (consisting of 181,694 Class T shares, 91 Class S shares, 305,681 Class D shares, 1,681,161 Class I shares and 2,017,606 Class E shares) in the primary offering for total proceeds of $128.4 million and (2) 21,349 shares of our common stock (consisting of 356 Class T shares, 982 Class D shares, 12,302 Class I shares and 7,709 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.7 million. As of February 28, 2023, our aggregate NAV was $651.4 million. We intend to continue selling shares in our public offering on a monthly basis.